

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Mr. Michael A. Freid
Chief Financial Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, FL 33619

   **RE: Form 10-K/A for the year ended December 31, 2009
     File No. 0-28978**

Dear Mr. Freid:

  We have completed our review of your filing and do not have any further comments at this time.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief